As filed with the Securities and Exchange Commission on April 10, 1997

                                                          File No 333-24825
===========================================================================
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C.  20549
                     -----------------------
                   AMENDMENT NO. 1 TO FORM S-3
           REGISTRATION STATEMENT UNDER THE SECURITIES
                           ACT OF 1933
                     -----------------------
                       QUADRAX CORPORATION
       (Exact name of registrant as specified in charter)

     Delaware                                    05-0420158
(State of incorporation)              (IRS Employer Identification Number)

                      300 High Point Avenue
                 Portsmouth, Rhode Island 02871
                         (401) 683-6600
          (Address and telephone number of registrant's
                  principal executive offices)

                        James J. Palermo
        Chairman of the Board and Chief Executive Officer
                       Quadrax Corporation
                      300 High Point Avenue
                 Portsmouth, Rhode Island  02871
                         (401) 683-6600
                (Address and telephone number of
                       agent for service)

          Please send copies of all communications to:
                     Stephen I. Glover, Esq.
            Fried, Frank, Harris, Shriver & Jacobson
                 1001 Pennsylvania Avenue, N.W.
                     Washington, D.C. 20004


     Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, check the following box: [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made
pursuant to Rule 434, please check the following box.  [  ]
===========================================================================
                   (Cover continued on next page)
===========================================================================

(Cover continued from previous page)

                 CALCULATION OF REGISTRATION FEE
===========================================================================
                              Proposed    Proposed
Title of each                 maximum      maximum      Amount of
   class of    Amount to be   offering    aggregate    registration
securities to   registered   price per    offering         fee
be registered                share (1)   price (1)(2)
___________________________________________________________________________
Common Stock,    8,596,000      $.59     $5,103,875     $1,546.62
$.000009 par
value
___________________________________________________________________________

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) based upon a price of $.59 per share, which was the average of the high and low prices of the Common Stock, as reported on The NASDAQ Small
    Cap Market on April 9, 1997.

(2) Pursuant to Rule 416, there also are being registered an indeterminate number of shares of the registrant's common stock, par value $.000009 per share, which may become issuable pursuant to the antidilution provisions of the underlying convertible securities.

(3) A registration fee of $1510.81 was paid with the initial filing of the Registration Statement on April 9, 1997. An additional fee of $35.81 is being paid herewith.

                        8,596,000 Shares


                       QUADRAX CORPORATION

                          Common Stock

     This Prospectus relates to 8,596,000 shares of common stock, par value $.000009 per share (the "Common Stock" or "Shares") of Quadrax Corporation, a Delaware corporation ("Quadrax" or the "Company"), to be offered and sold from time to time for the accounts of the Selling Securityholders set forth herein (the "Selling Securityholders"). All of the 8,596,000 shares of Common Stock being offered hereby are being registered at the Company's expense pursuant to contractual obligations of the Company incurred in connection with private placements of its convertible debentures, common stock purchase warrants, and Common Stock under the Securities Act of 1933, as amended.

     Up to 8,025,000 shares are being offered by the holders of $3,210,000 aggregate principal amount of the Company's 8% Convertible Debentures due 1999 (the "Debentures"). The number of shares issuable upon conversion of the Debentures is determined by dividing the aggregate principal amount of Debentures by the lesser of (i) 80% of the average closing bid price for the Company's Common Stock for the five trading days prior to conversion, or (ii) the market bid price of the Common Stock on the closing date for each holder, the earliest of which was February 10, 1997. (Each holder's respective closing date shall be referred to herein as the "Closing Date.") The maximum number of shares that the Debentures can be converted into is 8,025,000 (based on a floor of $0.40 for the minimum conversion price). The holders may, at their option, convert the Debentures into shares of Common Stock in staggered amounts beginning on the 60th day following the Closing Date, the earliest of which will be April 11, 1997. The Debentures will mature on the second anniversary of the Closing Date.

     This Prospectus also covers the offering by the Selling Securityholders of up to 321,000 shares of Common Stock that are issuable upon the exercise of warrants which the holders of the Debentures received together with their Debentures. Each Debentureholder received warrants to purchase 10,000 shares of Common Stock for every $100,000 in principal amount of Debentures purchased. The exercise price of the warrants is equal to the closing bid price of the Common Stock on the Closing Date (which was $0.9375 on February 10, 1997). The warrants expire on the third anniversary date of the Closing Date.

     The Company is also registering for resale 150,000 shares of Common Stock issuable upon the exercise of warrants which were issued to a financial consultant of the Company, exercisable for $0.9375 per share of Common Stock. The Company is also registering 100,000 shares which were issued to a former consultant of Time Sports, Inc. in settlement of litigation.

     The Company will receive no part of the proceeds of sales from the offering of Shares by the Selling Securityholders. The Company could receive up to $140,625 from the exercise of warrants held by the Selling Securityholders. The Company has no knowledge of any Selling Securityholder actually intending to sell any Shares.

     The shares of Common Stock may be sold by the Selling Securityholders in underwritten transactions, in ordinary brokerage transactions, in transactions in which brokers solicit purchases, in negotiated transactions, or in a combination of such methods of sale, at market prices prevailing at the time of sale, at prices relating to such prevailing market prices or at negotiated prices. See "Plan of Distribution." All expenses of registration incurred in connection with this offering are being borne by the Company, but all selling and other expenses incurred by the Selling Securityholders will be borne by such Selling Securityholders. None of the Common Stock offered pursuant to this Prospectus has been registered prior to the filing of the Registration Statement of which this Prospectus is a part.

     On April 9, 1997, the closing price for the Common Stock as quoted on the NASDAQ Small-Cap Market, under the symbol "QDRX," was $0.61 per share.

       AN INVESTMENT IN THE COMMON STOCK OFFERED PURSUANT
      TO THIS PROSPECTUS IS SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7
       FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE
            CONSIDERED BY INVESTORS BEFORE PURCHASING
                THE COMMON STOCK OFFERED HEREBY.
                ______________________________

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
    COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                 CONTRARY IS A CRIMINAL OFFENSE.
                ______________________________

          The date of this Prospectus is April 10, 1997.

                        TABLE OF CONTENTS

                                                             Page

Available Information                                          4
Incorporation of Certain Documents by Reference                4
The Company                                                    5
Risk Factors                                                   6
Use of Proceeds                                               10
Selling Securityholders                                       11
Plan of Distribution                                          12
Description of Securities                                     14
Indemnification for Securities Act Liabilities                14
Legal Matters                                                 14
Experts                                                       14

                      AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 75 Park Place, New York, New York 10007; and Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60604. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street N.W., Washington, D.C. 20549 at prescribed rates. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding companies that file electronically with the Commission through the Electronic Data Gathering, Analysis and Retrieval System.

     The Company has filed with the Commission in Washington, D.C. a Registration Statement on Form S-3 (Registration No. 333-24825) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Shares of which this Prospectus is a part. As permitted by the rules and regulations of the Commission, this Prospectus does not contain all the information set forth in the Registration Statement, including the exhibits filed as part thereof and otherwise incorporated therein to which reference is hereby made. Copies of the Registration Statement and the exhibits may be inspected at the offices of the Commission, and may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549 upon payment of the prescribed fees.


         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company (file no.
16052) with the Commission are incorporated herein by reference:

          (1) The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996, filed on March 31, 1997.

          (2) The description of the Company's Common Stock which is contained in the registration statement on Form 8-A filed by the Company to register such securities under Section 12(g) of the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description.

          (3) The Company's Proxy Statement in connection with the Annual Meeting of Stockholders to be held May
              19, 1997.

          (4) All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering made hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing such documents.

     The Company will provide without charge to each person, including any beneficial owners, to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any and all of the information that has been incorporated herein by reference, other than exhibits to such information (unless such exhibits are specifically incorporated by reference into the information that the Prospectus incorporates). Requests for such information should be directed to the Secretary of the Company at 300 High Point Avenue, Portsmouth, Rhode Island 02871
(401) 683-6600.

                           THE COMPANY

     The Company, which prior to fiscal year 1995 was a development stage company, designs, develops, fabricates and sells fiber-reinforced thermoplastic polymer composite materials ("Quadrax Composites") and products manufactured from Quadrax Composites. Quadrax Composites are synthetic materials made using patented and other proprietary, as well as non-proprietary, chemical processes and manufacturing technologies. Management believes that Quadrax Composites are functionally superior to other structural substrates for most applications in which abrasion resistance and extreme heat tolerance are not critical. Structural substrates are composite materials made from continuous fibers (such as carbon, Kevlar, or fiberglass), as opposed to composite materials made from chopped fibers which tend to produce a weaker material. The Company believes that Quadrax Composites' functional advantages over other structural substrates include high strength-to-weight ratios, chemical stability in a variety of ambient conditions (imperviousness to rust, rot or reaction with most commonly used chemical solvents), ease and safety of manufacture using modified conventional heat and compression molding techniques, virtually unlimited shelf life without special storage or handling requirements, and recyclability. In addition, the Company believes that Quadrax Composites are tougher and less brittle than traditional thermalset plastics such as epoxies and polyesters.

     The Company commenced limited commercial production in mid-1993. Although the Company historically was dedicated to the formatting of composite materials for defense and aerospace markets, it began redirecting its business in 1994 and 1995 to focus on commercial and consumer markets for value-added, high-performance products. The Company believes that opportunities for thermoplastics do not currently exist in the defense and aerospace markets, but if attractive opportunities arise in the future, the Company will pursue them.

     The Company is organized in a holding company structure, operating through two wholly owned subsidiaries: Quadrax Advanced Materials Systems, Inc. and Lion Golf of Oregon, Inc. ("Lion Golf"). It also wholly owns and operates Quadrax Sports, Inc. as a marketing company.

     The Company's independent accountants, Livingston & Haynes, P.C., included a "going concern" qualification in their report on the Company's financial statements for fiscal 1996, as they did for fiscal 1995, reflecting the Company's history of losses and its continued dependence on outside financing to provide the funds needed to meet its expenses.

     The Company was incorporated under the laws of Delaware in March 1986. Its principal executive offices are located at 300
High Point Avenue, Portsmouth, Rhode Island 02871, and its telephone number is (401) 683-6600.

Recent Developments

     In late 1995, the Company acquired Lion Golf, a "low-end" importer and manufacturer of sporting goods utilizing non-proprietary materials, in order to gain greater industry knowledge and to enhance the Company's name recognition in the industry. Lion Golf has not performed up to the Company's expectations, however, and as a result, the Company is currently in the process of negotiating the sale of Lion Golf back to its former principal stockholder. The Company expects the terms of the sale to include a release from Lion Golf's $500,000 bank line of credit. The line of credit was to have terminated in December 1996 but was extended by the bank to March 31, 1997. The Company and the former stockholders of Lion Golf are in the process of negotiating with the bank to restructure the debt. The Company has advanced approximately $800,000 to fund the operations of Lion Golf, which sum the Company does not expect to recover.

     The Company remains committed to the golf products market. In August 1996, the Company entered into a $180,000 six-month development contract with Taylor Made Golf Company pursuant to which Quadrax will conduct research and development with respect to golf products that can be manufactured from thermoplastic materials.

     The Company's attempts to penetrate the bicycle components market has borne fruit recently. In February 1997, the Company received an initial purchase order from Spinergy, Inc., a manufacturer of high performance composite bicycle wheels and components, to supply laminated thermoplastic composite materials for

Spinergy's new products line. Successful completion of this purchase order could lead to future orders in excess of 1 million units.

     The Company has issued 1,706,197 shares of Common Stock since January 1, 1997. The proceeds from the issuance of these shares were used for working capital, to finance operating losses, to make capital expenditures, and to settle litigation. The following chart sets forth the circumstances of each issuance and the number of shares issued:

                 Transaction                      Number of
                                                   Shares
                 -----------                      ---------
         Shares issued for
         compensation and services                75,000
         rendered

         Exercise of stock options
         by Company employees                    108,950

         Conversion of 8%
         subordinated debentures               1,447,247
         into common stock by Cygni
         Development S.A.

         Common Stock issued upon
         exercise of warrants by                  75,000
         Joss Company                          _________
                                               1,706,197


                          RISK FACTORS

     In addition to the other information in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. Certain matters discussed in this section and elsewhere in this Prospectus are forward-looking statements. These forward-looking statements involve risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competition, and other risks.

Operating Losses; Limited Revenues; Going Concern Qualification

     The Company has not achieved profitability in any fiscal quarter since its incorporation in March 1986. From incorporation through December 31, 1996, the Company incurred a cumulative net loss from continuing operations of approximately $63,758,000. During the fiscal years 1996, 1995, 1994 and 1993, the Company incurred net losses from continuing operations of approximately $9,560,000, $10,108,000, $11,517,000, and
$5,713,000, respectively.

     The Company has generated only limited revenue to date. In particular, Quadrax has recently redirected its development and marketing efforts from aerospace and defense markets to consumer markets and commenced limited production for these markets in mid-1993. During fiscal years 1996, 1995, 1994, and 1993, the
Company's total revenues were approximately $3,600,000, $4,635,000, $860,000, and $1,555,000, respectively. Of these revenues for 1996, 1995, 1994, and 1993, approximately 92%, 33%,
46%, and 28%, respectively, were generated from consumer markets. The Company estimates that approximately 95% of its total revenue for fiscal year 1997 will be generated from consumer markets. There can be no assurance that sales of the Company's products will generate significant revenue in the future. Consequently, there can be no assurance that the Company will achieve or sustain profitability in the future. The future operating results of the Company will depend on its ability to develop and market new products in the commercial markets. The Company's independent accountants have included a "going concern" qualification in their reports on the Company's financial statements for fiscal 1996 and 1995, reflecting the Company's history of losses as a development stage company and its continuing dependence on financing activities to provide the cash needed to meet its expenses.

Dependence on New Products

     The Company historically has marketed its products to the U.S. Government. The Company began to apply its technology in consumer markets in 1993, and since that time has taken a number of actions aimed at entering the sporting goods and athletic equipment market. The Company has only commenced limited commercial production of consumer products and therefore has not yet had an opportunity to fully determine the extent to which Quadrax Composites can be successfully applied to the development and production of consumer products. While management believes that Quadrax Composites are functionally superior to other structural substrates for many commercial applications, any failure of Quadrax Composites to perform to standards anticipated by the Company would have a material adverse affect on the Company's operations and financial condition.

     Although the Company has entered into several joint development and exclusive manufacturing contracts with companies such as Taylor Made Golf Company and Spinergy, Inc., to sell goods in the consumer sporting goods market, the contracts are contingent on the Company being able to meet contractual specifications such as performance, weight, and appearance standards, in a timely manner, and there can be no assurance that the Company will be able to do so in the future. A delay in the successful development, completion or production of any of the Company's sporting good products may result in the cancellation of existing contracts and prevent the Company from entering into additional contracts. This would have a material adverse effect on the Company's operations and financial condition.

     In addition, selling Quadrax Composites and products manufactured from Quadrax Composites to consumer and commercial markets, the Company faces significant institutional resistance to working with new materials and products and to investing in the re-tooling needed to integrate these materials and products into existing production and product lines. Successful entrance into new markets will require substantial investments by the Company in fabrication and marketing of Quadrax Composites and in the design, development, fabrication and marketing of products manufactured from Quadrax Composites. There can be no assurance that the Company will be able to overcome such institutional resistance or that it will have sufficient resources to make the necessary investments in its new products.

     The Company's consumer products compete in a large market with numerous competitors, some of which are large, well-capitalized companies with wide brand recognition, and some of which are small. The golf equipment industry is characterized by products which are differentiated primarily by marketing strategies.

Capital Requirements

     The Company has not achieved profitability in any fiscal quarter and has been required to raise substantial amounts of capital in order to support its on-going development activities. As the Company continues to focus on consumer markets and progresses from the development of prototypes of products manufactured from Quadrax Composites to the production of finished goods, it will continue to be dependent on outside financing sources.

     From its incorporation in March 1986 to date, the Company has raised a total of approximately $53.8 million in equity capital. So far, in fiscal 1997, the Company has raised $3.2 million from the private placement of convertible debentures. In fiscal years 1996, 1995, and 1994, the Company raised approximately $6.2 million, $9.2 million, and $5.9 million, respectively, through the private placement of the Company's stock and convertible debt. Management believes that the $3.2 million raised in February 1997 from the sale of its convertible debentures, together with cash provided by revenues, will be sufficient to meet the Company's cash requirements for fiscal 1997. The Company may, however, continue to seek sources of outside financing. Management expects the Company's capital needs to be less in 1997 than in 1996 and 1995 because the Company has resolved and paid for the financial settlements with its former chairman, Mr. Hayton, and its founder and former chief executive officer, Mr. Fisher.

     Management believes that the Company will be able to continue to raise money from outside third parties in sufficient amounts to support its operations until the time in which the Company's consumer product programs generate sufficient revenues. There can be no assurance, however, that the Company will be able to raise additional funds from third parties, or even that if raised, such funds will be sufficient to fund the Company's product programs until such programs are able to generate enough revenue to support themselves. If the Company is unable to meet its cash requirements, it may be required to defer for a period of time, or indefinitely, the design, development, fabrication and marketing of new products and the marketing of existing products and materials in new markets.

     In addition, the Company's capital requirements may increase materially from those now planned depending on numerous factors, including the level of its research and development expenses, the rate of market acceptance of the Company's products, and the success of the Company's sales, marketing and distribution strategy. There can be no assurance that the Company will be successful in raising such additional capital.

Limited Production and Sales Experience

     Quadrax has limited experience producing Quadrax Composites and fabricating finished products and components made from Quadrax Composites. The Company has delivered significant quantities of Quadrax Composites for evaluation and testing and has completed three major production contracts to date, all of which were defense related. Those contracts were with the Lockheed Aeronautical Systems Company for thermoplastic biaxial tape, EAR Special Composite Company for submarine sound dampening tiles, and United Defense, L.P., for thermoplastic materials. While management believes that significant technological barriers to full scale production have been overcome, there can be no assurance that significant unforeseen difficulties will not be encountered at commercial production levels.

     Prior to 1994, Quadrax concentrated almost all its product marketing and customer calling efforts on the sale of materials within the defense contracting community. Efforts to move into consumer applications were limited to attendance of trade shows sponsored by members of the plastics and advanced materials industries. The Company currently has only a small sales and marketing force. While initial efforts to break into the consumer markets have been successful, insofar as the Company has already produced and delivered to the marketplace lacrosse sticks, hockey sticks, tennis racquets, and bicycle handlebars, there can be no assurance that these successes can be duplicated and expanded upon to the extent necessary for Quadrax to achieve a profitable level of operation.

Competition

     Quadrax Composites compete with conventional materials (including wood, stone, steel and aluminum), less common metals (such as titanium), and thermoset (epoxy-based) composites. While management believes that Quadrax Composites offer several advantages over competing materials, they are also more expensive. In addition, Quadrax Composites suffer from institutional resistance to working with new materials and investing in the re-tooling needed to integrate Quadrax Composites into existing product and production lines.

     The Company faces competition from three of the world's largest multi-national chemical companies-E.I. du Pont de Nemours & Co., Imperial Chemical Industries PLC and Saint Gobain, S.A.-each of which develops composite product offerings that may compete with the Company's product offerings. In addition, the Company faces potential competition from new companies as well as from established companies that may migrate from related industries. Many of the Company's current and prospective competitors, including E.I. du Pont de Nemours & Co., Imperial Chemical Industries PLC and Saint Gobain, S.A., have significantly greater financial, manufacturing and marketing resources than the Company. There can be no assurance that the Company's products will compete effectively with products offered by established and new competitors of the Company.

     Competition in the sporting goods and athletic equipment market is intense. The industry consists primarily of major domestic and international companies that have financial, technical, marketing, sales, manufacturing, distribution and other resources substantially greater than those of the Company. Many of the Company's competitors in this industry have entrenched market positions and established trade names, trademarks and other intellectual property rights. There can be no assurance that the Company's competitors will not devote significantly greater financial, technical, marketing and other resources to develop and market sporting goods and athletic equipment more aggressively than the Company.

     In general, management believes it can compete effectively by offering products with superior performance characteristics to products offered by other suppliers, at prices substantially equivalent to those charged by other suppliers. The Company believes that the success of its efforts will depend on a variety of elements both within and outside its control, including the success and timing of new product development and introduction by the Company and its competitors, product performance and price, distribution, and customer support. There can be no assurance that the Company will be able to compete successfully with respect to these factors. Although management believes that it has certain technological advantages over its competitors, maintaining such advantages will require continued investment by the Company in design and development, sales and marketing, and customer service and support. There can be no assurance that the Company will have sufficient resources to make such investments or that the Company will be able to make the technological advances necessary to maintain its competitive advantages. In addition, as the Company enters new markets, distribution channels, technical requirements and levels and bases of competition may be different than those in the Company's current markets and there can be no assurance that the Company will be able to compete favorably.

No Assurance of Protection of Patents and Proprietary Technologies

     The Company currently holds patents on its Quadrax Biaxial Tape materials formats and on certain aspects of tennis racquets manufactured from Quadrax aXial Tape. The Company either owns, licenses or has applied for patents on certain aspects of the other technology underlying the Company's products. The Company's patents, patent rights and patent applications do not ensure a competitive advantage to the Company, particularly inasmuch as several of the patents are licensed on a non-exclusive basis. No assurance can be given that any issued or licensed patents will not be designed around, infringed or successfully challenged by others, or that the Company will have sufficient resources to enforce any proprietary protection afforded by its patents. Furthermore, there can be no assurance that patents will issue with respect to any pending patent application. Moreover, some of the Company's actual and potential competitors have obtained patents and could seek to enforce them against the Company. An infringement action, if brought, would be costly to defend and there can be no assurance that the Company would prevail. Failure to obtain or to be able to enforce patent protection in favor of the Company, or failure to defend successfully a patent infringement claim against the Company, could have a material adverse effect on the Company's business. In addition, despite the Company's precautions to the contrary, there can be no assurance that the trade secrecy protections which may be asserted by the Company to protect other aspects of its intellectual property will not be breached or will be enforceable.

Key Employees

     The Company's success depends to a significant extent upon a number of key management and technical personnel, including James
J. Palermo, the Company's Chief Executive Officer. Mr. Palermo has signed an employment agreement with the Company that is effective through December 1999. In addition, the Company has entered into employment contracts with two other key employees, Edward A. Stoltenberg, the Company's Senior Vice President and Chief Financial Officer, and John A. McQuade, the Company's Vice President of Administration. Both contracts expire on December 31, 1998. The loss of the services of a key employee could have a material adverse effect on the Company's business and financial condition. The Company has not obtained, and does not currently plan to obtain, "key-man" insurance on any of its executives. In addition, the Company's future success will depend in part on its ability to attract and retain highly skilled technical, managerial and marketing personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be successful in hiring or retaining the personnel it requires to continue to grow and operate profitably.

Potential Dilution

     Quadrax has a complex capital structure that includes a number of classes of outstanding warrants and options to purchase Common Stock. If all of the warrants and options having exercise prices less than the reported last sale price of the Common Stock on the Nasdaq SmallCap Market on April 7, 1997 were to be exercised, an aggregate of 175,000 shares of Common Stock would be issuable for a total of $1,750, resulting in a reduction in the percentage of voting rights and interest in equity profits represented by a share of Common Stock. If all of the issued and outstanding convertible debentures which were issued in October 1996 were converted into shares of the Company's Common Stock based on the closing price of the Company's Common Stock on the Nasdaq SmallCap Market on April 7, 1997, 1,982,906 shares of Common Stock would be issuable, resulting in a reduction in the percentage of voting rights and interest in equity profits represented by a share of Common Stock.

     In addition, the Company is authorized to issue up to a total of 90,000,000 shares of Common Stock, of which approximately 34,400,000 shares are outstanding as of the date hereof. Issuance of a significant number of additional shares of Common Stock would result in a substantial reduction in the percentage of voting rights and interests in profits currently represented by a share of Common Stock.

Technological Obsolescence

     The structural composites market in which Quadrax competes is characterized by rapid technological development. There can be no assurance that Quadrax's products will not be rendered obsolete or that Quadrax will be successful in developing new products to meet changing market needs.

Product Liability

     Sales of Quadrax Composites and parts manufactured therefrom may expose the Company to liability for substantial damages in the event of accident or injury shown to have been caused by defective materials. Management believes that its limited product liability insurance is currently adequate, but no assurance can be given that such insurance is sufficient in scope and amount to cover any and all damages that are incurred in the future. Further, the Company expects that it will be necessary for the Company to increase its product liability insurance coverage as shipments to commercial markets increase, and there can be no assurance that such coverage will be available or, if available, that it will be available on terms that are economically acceptable to the Company.

Volatility of Stock Price; Depressive Effective of Future Sales of Common Stock

     The trading price of the Common Stock has been subject to wide fluctuations for a number of reasons, including the financial difficulties and subsequent cessation in 1991 of market-making activities by its former principal market maker and changes in control of the Company in 1994 and 1995. In addition, the stock market has from time to time experienced extreme price and volume fluctuations that particularly affected the market price for many technology companies and that often have been unrelated to operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Common Stock. In addition, future sales by the Company of newly issued Common Stock (or securities convertible into or exchangeable for Common Stock) in the public market could place downward pressure on the market price of the Common Stock.


                         USE OF PROCEEDS

     All proceeds from any sale of Shares offered by the Selling Securityholders will be received by the Selling Securityholders and not by the Company. The proceeds to the Company from the exercise of all of the warrants would be $140,625. Such proceeds, if any, will be used for general corporate purposes.

                    SELLING SECURITYHOLDERS

     8,596,000 shares are being offered for resale by certain shareholders of the Company. Up to 8,025,000 of those shares are issuable upon conversion by the holders of $3,210,000 aggregate principal amount of Debentures. Up to 471,000 shares are issuable upon exercise of warrants held by the holders of the Debentures and a financial consultant of the Company. 100,000 shares are being offered for the account of a Selling Securityholder who was a former consultant of Time Sports, Inc. All shares, to the extent they are being offered, are being offered for the account of the following shareholders and their donees or pledgees (the "Selling Securityholders").

     The following table sets forth certain information with respect to the Selling Securityholders for whom the Company is registering the Common Stock for resale to the public, including:
(i) the principal amount of Debentures owned by each Selling Securityholder, (ii) the maximum number of shares issuable upon conversion of the Debentures, (iii) the number of shares issuable upon exercise of warrants, (iv) the percentage of class owned (assuming the maximum number of shares were issued upon conversion); and (v) the maximum number of shares offered by each Selling Securityholder (assuming the maximum number of shares were issued upon conversion). The Company has no knowledge of the intentions of any Selling Securityholder to actually sell any of the shares listed under the columns "Maximum Shares Issuable Upon Conversion" or "Shares Issuable Upon Exercise of Warrants."
There are no material relationships between any of the Selling Securityholders and the Company other than as disclosed below.

                   BENEFICIAL OWNERSHIP BEFORE OFFERING (1)
                   ----------------------------------------
                          Maximum    Shares
                Principal Shares     Issuable
                Amount    Issuable   Upon               Maximum
                of        Upon       Exercise  Percent- Shares
Selling         Debenture Conversion of        age of   Offered
Securityholder  Owned        (2)     Warrants  Class      (3)
--------------  --------- ---------- --------  -------- -------
117667 Ontario  $110,000  275,000     11,000     *     286,000
Limited

ARBCO Capital,  300,000   750,000     30,000    1.8%   780,000
Inc.

Banco           150,000   375,000     15,000     *     390,000
Cooperativo
Costarricense

Bash, C.        --        --          --         *     100,000
Malcolm (4)

Beck, H.        200,000   500,000     20,000    1.2%   520,000
Thomas

Bregman,        110,000   275,000     11,000     *     286,000
Michael

Christiania     150,000   375,000     15,000     *     390,000
Bank

Excalibur       600,000   1,500,000   60,000    3.6% 1,560,000
Limited
Partnership

Frisch, Ronald  110,000   275,000     11,000     *     286,000

J.W. Charles    --        --         150,000     *     150,000
Securities,
Inc.

Kucey, Charles  150,000   375,000     15,000     *     390,000

Lillian         110,000   275,000     11,000     *     286,000
Reichman Trust

Orez Ltd.       300,000   750,000     30,000    1.8%   780,000

Plazacorp       300,000   750,000     30,000    1.8%   780,000
Investments

RJ Cole         110,000   275,000     11,000     *     286,000
Financial
Consulting
Ltd.

Smith, Jay A.   200,000   500,000     20,000    1.2%   520,000


Sokolowski,     110,000   275,000     11,000     *     286,000
Howard

Weil, Ernst     200,000   500,000     20,000    1.2%   520,000
             _________________________________________________
TOTAL        $3,210,000 8,025,000    471,000         8,596,000

*    Ownership is less than one percent of class.

  1) No information is given with respect to beneficial ownership after the offering because the principal amount of Debentures that will be converted into Common Stock, as well as the number of shares issuable upon conversion, is indeterminate.

  2) Assumes conversion of 100 percent of the principal amount of the Debentures and issuance of the maximum number of shares issuable upon conversion thereof, based on the lowest conversion price possible. The conversion price is determined by dividing the principal amount of the Debentures into the lesser of (i) 80% of the average closing bid price of the Common Stock during the five trading days immediately preceding the date of conversion, or (ii) the market bid price of the Common Stock on the Closing Date. The maximum number of shares of Common Stock that each $50,000 Debenture can convert into is 125,000 (for maximum aggregate number of shares of 8,025,000). If conversion of a $50,000 Debenture would result in the issuance by the Company of shares in excess of 125,000, which would occur if the conversion price was less than $0.40, then each Debenture to be converted would convert into 125,000 shares, and the Company would repay the remaining principal balance of each Debenture according to a pre-set formula.

  3) Assumes conversion of 100 percent of the principal amount of the Debentures and issuance of the maximum number of shares issuable upon conversion thereof, based on the lowest conversion price possible.

  4) C. Malcolm Bash currently owns 200,000 shares, 100,000 of which are being offered for resale. Mr. Bash was formerly associated with Time Sports, Inc., the assets of which were acquired by Quadrax Sports, Inc., in November 1994. After the acquisition, Mr. Bash performed services for Quadrax Sports through April 1996. The referenced shares were issued to him in settlement of a claim for breach of employment contract that he subsequently filed against Quadrax and Quadrax Sports, a claim that they denied. Mr. Bash is not affiliated in any way with Quadrax or Quadrax Sports.

     The information concerning the Selling Securityholders may change from time to time and will be set forth in Supplements to this Prospectus.


                      PLAN OF DISTRIBUTION

     The purpose of this Prospectus is to permit the Selling
Securityholders, if they desire, to offer and sell up to 8,596,000 Shares (the "Selling Securityholder Shares") at such times and at such places as the Selling Securityholders choose.

     The decision to convert the Debentures into shares, to exercise the warrants, or to sell any shares, is within the sole discretion of the holders thereof. There can be no assurance that any of the Debentures will be converted or any of the warrants will be exercised, or any shares will be sold by the Selling Securityholders.

     The distribution of the Selling Securityholder Shares may be effected from time to time in one or more transactions. Any of the Selling Securityholder Shares may be offered for sale, from time to time, by the Selling Securityholders, or by permitted transferees or successors of the Selling Securityholders, on the NASDAQ SmallCap Market, or otherwise, at prices and on terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, at prices related to such prevailing prices, or in negotiated transactions at negotiated prices or otherwise. The Selling Securityholder Shares offered hereby may be sold by one or more of the following: (i) through underwriters, or through underwriting syndicates; (ii) through one or more dealers or agents (which may include one or more underwriters), including, but not limited to: (a) block trades in which the broker or dealer act as principal to facilitate the transactions; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions; and (d) transactions in which the broker solicits purchasers; (iii) directly to one or more purchasers;
or (iv) a combination of these methods. The names of any underwriters or agents involved in the sale of the Selling Securityholder Shares will be set forth in a Prospectus Supplement. In connection with the distribution of the Selling Securityholder Shares or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of Common Stock in the course of hedging the positions they assume with the Selling Securityholders. The Selling Securityholders may also sell Common Stock short and redeliver the shares to close out such short positions. The Selling Securityholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of the Selling Securityholder Shares, which shares such broker-dealers or financial institutions may resell pursuant to this Prospectus (as supplemented or amended to reflect this transaction). The Selling Securityholders may also pledge the Selling Securityholder Shares registered hereunder to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this Prospectus (as supplemented or amended to reflect such transaction). In addition, any Selling Securityholder Shares covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this Prospectus.

     The Selling Securityholders or their underwriters, dealers or agents may sell the Selling Securityholder Shares to or through underwriters, dealers or agents, and such underwriters, dealers or agents may receive compensation in the form of discounts or concessions allowed or reallowed. Underwriters, dealers, brokers or other agents engaged by the Selling Securityholders may arrange for other such persons to participate. Any fixed public offering price and any discounts and concessions may be changed from time to time. Underwriters, dealers and agents who participate in the distribution of the Selling Securityholder Shares may be deemed to be underwriters within the meaning of the Securities Act, and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder. The proposed amounts of Selling Securityholder Shares, if any, to be purchased by underwriters and the compensation, if any, of underwriters, dealers or agents will be set forth in a Prospectus Supplement.

     Unless granted an exemption by the Commission from Rule 10b-6 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or unless otherwise permitted under Rule 10b-6A, the Selling Securityholders will not engage in any stabilization activity in connection with the Company's securities, will furnish each broker or dealer engaged by the Selling Securityholders and each other participating broker or dealer the number of copies of this Prospectus required by such broker or dealer, and will not bid for or purchase any securities of the Company or attempt to induce any person to purchase any of the Company's securities other than as permitted under the Exchange Act.

     The Company will not receive any proceeds from any sales of the Selling Securityholder Shares, but will receive the proceeds from the exercise of the warrants held by the Selling
Securityholders, which proceeds, if any, will be used for general corporate purposes.

     In connection with the registration by the Company, the Company shall use its best efforts to prepare and file with the Commission such amendments and supplements to the registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of the Shares covered by the registration statement for the period required to effect the distribution of such Shares.

     The Company is paying certain expenses (other than commissions and discounts of underwriters, dealers or agents) incident to the offering and sale of the Shares to the public, which are estimated to be approximately $18,500. If the Company is required to update this Prospectus during such period, it may incur additional expenses in excess of the amount estimated above.

     In order to comply with certain states' securities laws, if applicable, the Shares will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the Shares may not be sold unless they have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.


                    DESCRIPTION OF SECURITIES

     The Company is authorized to issue 90,000,000 shares of Common Stock, $0.000009 par value per share. As of March 27, 1997, there were 34,387,014 shares of Common Stock issued and outstanding and held of record by approximately 1,600 holders.

     The holders of the Common Stock have one vote for each share held of record on all matters to be voted on by stockholders, including the election of directors. Stockholders are not entitled to cumulate their votes in the election of directors.

     Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor and upon liquidation of the Company, to share ratably in the net assets available for distribution after the payment of creditors and any liquidation preferences to the holders of preferred stock. Shares of Common Stock are not redeemable and have no preemptive, conversion or similar rights. All outstanding shares of Common Stock are, and the Shares offered hereby upon issuance and receipt of payment in full by the Company will be, fully paid and non-assessable.

     The Company is authorized to issue 10,000,000 shares of Class A Preferred Stock, par value $.01 per share. There are currently no shares of Class A Preferred Stock issued and outstanding.


         INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

     The Company's certificate of incorporation and bylaws provide broadly for the indemnification of the directors and officers of the Company for certain liabilities and costs incurred by them in connection with the performance of their duties. This indemnification may include indemnification for liabilities arising under the Securities Act.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


                          LEGAL MATTERS

     The validity of the Shares offered hereby will be passed upon for the Company by Epstein Becker & Green, P.C., 250 Park
Avenue, New York, New York  10177.


                             EXPERTS

     The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-KSB for the years ended December 31, 1995 and December 31, 1996, have been audited by Livingston & Haynes, P.C., independent auditors, as set forth in its report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

     No dealer, salesman or other person has been authorized to give any information or to make any representation in connection with this offering other than those contained in this Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized by the Company.
This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities in any state to any person to whom it is unlawful to make such offer or solicitation in such state. The delivery of this Prospectus at any time does not imply that information herein is correct as of any time subsequent its date.

                            8,596,000
                          Common Stock



                       QUADRAX CORPORATION


















                          April 10, 1997

                             PART II

             INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

     Registration Fee                   $  1,500
     Printing Expenses                  $     --
     Blue Sky Fees and Expenses         $  1,500
     Legal Fees and Expenses            $  15,00
                                               0
     Accounting Fees and Expenses       $    500
     Transfer Agent Fees                $     --
     Miscellaneous                            --
                                        ________
     Total                              $ 18,500


Item 15.  Indemnification of Directors and Officers.

     Section 145 of the General Corporation Law of Delaware (the "GCL") authorizes and empowers the Company to indemnify the directors, officers, employees and agents of the Company against liabilities incurred in connection with, and related expenses resulting from, any claim or suit brought against any such person as a result of his relationship with the Company, provided that such persons acted in accordance with a stated standard of conduct in connection with the acts or events on which such claim, action or suit is based. The finding of either civil or criminal liability on the part of such persons in connection with such acts or events is not necessarily determinative of the questions of whether such persons have met the required standard of conduct and are accordingly, entitled to be indemnified.

     In addition, Section 10 of the Company's by-laws requires the Company to indemnify its officers and directors to the fullest extent permitted by the GCL, and permits the Company to indemnify other persons as it chooses, to the same extent. Such indemnity shall not extend to such persons, however, (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for actions contravening Section 174 of the GCL (relating to unlawful dividend stock purchases or stock redemptions), or (iv) for any transaction from which the director derived an improper personal benefit.

Item 16.  Exhibits

     The following documents are filed as exhibits to this Registration Statement:

4.1  Specimen Common Share Certificate*

4.2  Form of Convertible Debenture Due February 10, 1999

5.1  Opinion of Epstein Becker & Green, P.C.

23.1 Consent of Livingston & Haynes, P.C.

24.2 Consent of Epstein Becker & Green, P.C. (see Exhibit 5.1)

Item 17.  Undertakings.

     The undersigned registrant hereby undertakes that it will:

_____________________
* Filed as an Exhibit to the Company's Registration Statement on Form S-1, File No. 33-14275 and incorporated herein by reference.

          (1) File, during any period in which it offers to sells securities, a post-effective amendment to this registration statement to include any additional or changed material information on the plan of distribution.

          (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona-fide offering.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                           SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this to Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portsmouth, Rhode Island.

                       QUADRAX CORPORATION

                          By:  /s/ James J. Palermo
                               James J. Palermo
                               Chairman of the Board of Directors,
                               and Chief Executive Officer

                              Date:  April 10, 1997

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ James J. Palermo       Chairman of the          April 10, 1997
James J. Palermo           Board of Directors,
                           and Chief
                           Executive Officer
                           (Principal Executive
                           Officer)

/s/ Edward A. Stoltenberg  Senior Vice President    April 10, 1997
Edward A. Stoltenberg      and Chief Financial
                           Officer (Principal
                           Accounting and Financial
                           Officer)

/s/ William G. Conway      Director                 April 10, 1997
William G. Conway

/s/  John W. Jepson        Director                 April 10, 1997
John W. Jepson

/s/  Sven Kraumanis        Director                 April 10, 1997
Sven Kraumanis

/s/ Alan Milton            Director                 April 10, 1997
Alan Milton

/s/  Eugene L. Scott       Director                 April 10, 1997
Eugene L. Scott